                         Filed by Hewlett-Packard Company
                         Pursuant to Rule 425 under the Securities Act of 1933 Subject Companies:
                         Hewlett-Packard Company, Commission File No. 1-4423 Bluestone Software, Inc., Commission File No. 000-26613


         THIS DOCUMENT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, AS WELL AS ASSUMPTIONS THAT, IF THEY NEVER MATERIALIZE OR PROVE INCORRECT, COULD CAUSE THE RESULTS OF HEWLETT-PACKARD COMPANY ("HP") AND ITS CONSOLIDATED SUBSIDIARIES TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL STATEMENTS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING STATEMENTS, INCLUDING ANY PROJECTIONS OF EARNINGS, REVENUES, OR OTHER FINANCIAL ITEMS; ANY STATEMENTS OF THE PLANS, STRATEGIES, AND OBJECTIVES OF MANAGEMENT FOR FUTURE OPERATIONS; ANY STATEMENTS CONCERNING PROPOSED NEW PRODUCTS, SERVICES, OR DEVELOPMENTS; ANY STATEMENTS REGARDING FUTURE ECONOMIC CONDITIONS OR PERFORMANCE; STATEMENTS OF BELIEF; AND ANY STATEMENT OF ASSUMPTIONS UNDERLYING ANY OF THE FOREGOING. THE RISKS, UNCERTAINTIES AND ASSUMPTIONS REFERRED TO ABOVE INCLUDE THE ABILITY OF HP TO RETAIN AND MOTIVATE KEY EMPLOYEES; THE TIMELY DEVELOPMENT, PRODUCTION AND ACCEPTANCE OF NEW PRODUCTS AND SERVICES AND THEIR FEATURE SETS; THE CHALLENGE OF MANAGING ASSET LEVELS, INCLUDING INVENTORY; THE FLOW OF PRODUCTS INTO THIRD-PARTY DISTRIBUTION CHANNELS; THE DIFFICULTY OF KEEPING EXPENSE GROWTH AT MODEST LEVELS WHILE INCREASING REVENUE; AND OTHER RISKS, ASSUMPTIONS AND UNCERTAINTIES THAT ARE DESCRIBED FROM TIME TO TIME IN HP'S SECURITIES AND EXCHANGE COMMISSION FILINGS, INCLUDING BUT NOT LIMITED TO THE ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 1999 AND OTHER SUBSEQUENTLY FILED REPORTS.

         THE POTENTIAL ACQUISITION BY HP OF THE GLOBAL MANAGEMENT AND INFORMATION TECHNOLOGY CONSULTING PRACTICE OF PRICEWATERHOUSECOOPERS ("PWC") DESCRIBED IN HP'S MOST RECENT QUARTERLY REPORT ON FORM 10-Q, AS AMENDED, FOR THE QUARTERLY PERIOD ENDED JULY 31, 2000 AND HP'S CURRENT REPORT ON FORM 8-K FILED ON SEPTEMBER 12, 2000 PRESENTS ADDITIONAL RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THE POSSIBILITY THAT HP AND PWC MAY NOT CONSUMMATE THE ACQUISITION; THE CHALLENGE OF INTEGRATING THE PWC AND HP CONSULTING BUSINESSES; THE POSSIBILITY THAT THE COMBINED BUSINESSES MAY FAIL TO ACHIEVE DESIRED SYNERGIES AND THAT, AFTER THE ACQUISITION, HP AS A WHOLE AND THE CONSULTING BUSINESS ON ITS OWN MAY FAIL TO ACHIEVE REVENUE AND PROFIT EXPECTATIONS; AND THE

DIFFICULTY FOR HP OF TRANSITIONING TO NEW INDEPENDENT ACCOUNTANTS. HP DOES NOT INTEND TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

         THE POTENTIAL ACQUISITION BY HP OF THE OUTSTANDING STOCK OF BLUESTONE SOFTWARE, INC. ("BLUESTONE") DESCRIBED IN HP'S CURRENT REPORT ON FORM 8-K FILED ON OCTOBER 25, 2000 PRESENTS ADDITIONAL RISKS, UNCERTAINTIES AND ASSUMPTIONS, INCLUDING THE POSSIBILITY THAT THE MARKET FOR THE SALE OF CERTAIN PRODUCTS AND SERVICES MAY NOT DEVELOP AS EXPECTED; THAT DEVELOPMENT OF THESE PRODUCTS AND SERVICES MAY NOT PROCEED AS PLANNED; AND OTHER RISKS THAT ARE DESCRIBED FROM TIME TO TIME IN HP'S AND BLUESTONE'S SECURITIES AND EXCHANGE COMMISSION REPORTS, INCLUDING BUT NOT LIMITED TO HP'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 1999, BLUESTONE'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999, AND SUBSEQUENTLY FILED REPORTS. IF ANY OF THESE RISKS OR UNCERTAINTIES MATERIALIZE OR IF ANY OF THESE ASSUMPTIONS PROVE INCORRECT, HP'S OR BLUESTONE'S RESULTS COULD DIFFER MATERIALLY FROM HP'S OR BLUESTONE'S EXPECTATIONS IN THESE STATEMENTS. NEITHER HP NOR BLUESTONE INTENDS TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

SET FORTH BELOW IS THE TEXT OF A SPEECH PREPARED FOR USE BY HP'S PRESIDENT AND CHIEF EXECUTIVE OFFICER AT THE PRUDENTIAL SECURITIES INVESTOR CONFERENCE ON OCTOBER 31, 2000:

INTRO

         Thank you, and good afternoon.

         At the request of my IR and legal team, I need to remind you that it's possible that some of my comments and responses to your questions may include forward-looking statements. These forward-looking statements are based on certain assumptions and are subject to a number of risks and uncertainties, and actual future results may vary materially.

         Again, I encourage you to read the risk factors described in the company's annual report on Form 10-K for the year ended October 31, 1999 ... and our subsequently filed reports ... for an understanding of the factors that may affect the company's businesses and results.

         Now, I'm guessing there are two things you'd like for me to discuss today:

         Our Q4 results ... and the status of our discussions with PricewaterhouseCoopers.

         Unfortunately, I can't discuss either in great detail.

         First, we've entered our quiet period for the quarter.

         Second, around PWC, as you're aware, it clearly it isn't ideal to have had to confirm that we're in discussions with PwC before a definitive agreement had been reached. Unfortunately, news of the discussions was leaked to the press, so in order to be responsible to our shareowners and to comply with regulations, we confirmed that negotiations were in progress but clearly, disclosure was premature and uncertainty around such a large transaction isn't helpful. Investors have legitimate questions and concerns which we can't yet address publicly.

         Let me say that our negotiations continue and we're pleased with the progress we're making. That said, we're negotiating in the midst of changing market conditions, and we're intent on doing it right. When I say doing it "right" ... I mean ensuring that we can achieve the appropriate value, appropriate integration and appropriate retention plans ... and we're being very disciplined and deliberate to ensure that we achieve the right deal around these issues.

         So, while it's true that when we confirmed negotiations were underway we were contemplating a valuation in the $17-$18 billion range, given the current market environment, we're re-examining every aspect of the transaction, including price. We continue to believe that the strategic rationale for this transaction remains compelling ... but we won't complete a transaction unless we're certain that we can provide sufficient return to our shareowners.

         That's about all I can say on this topic. I do, however, have some other important things to talk about today. And I would like to frame today's discussion around the progress we've made against the objectives and strategies we laid out a year ago.

MEASURING EXECUTION

         Last December, I laid out a set of objectives for the coming year. I committed to focus the company on six things:

         1. Accelerate the growth in our current businesses
         2. Streamline our decentralized operating model to fuel growth opportunities
         3. Implement a "total customer experience" approach
         4. Take advantage of our strong balance sheet to invest in growth opportunities
         5. Leverage our market position to drive the adoption of next generation appliances, e-services and always-on infrastructure Internet in high-growth markets
         6. Create e-services ecosystems and placing HP at the center.

         Eleven months later, I'm proud to say that we've made measurable and important progress in all six areas.

         1. First, let's look at growth in our existing businesses.

         In December, we committed to growth in the 12-15% range. In May, we said we believed 15% growth was sustainable and

         - For the last three quarters we've posted solid revenue growth in the mid-teens. Overall revenue for our third quarter grew 15% to $11.8 billion, and earnings were $1.01 billion ... all of which translates into earnings per share growth of 37%.

         - We're a $20 BILLION IMAGING AND PRINTING SYSTEMS company that leads in virtually every category in which we compete. In this business, we're seeing consistent profitability, and growth. Clearly, the Internet is driving more pages to the printer at the same time that it's fueling new applications for printing -- newspapers, tickets, stamps, and photos delivered to your printer via the Net. All of this, of course, contributes to the growth of our printing supplies business, which is a crown jewel for us.

         - We're also a $15 BILLION COMPUTING SYSTEMS AND INTERNET INFRASTRUCTURE BUSINESS, delivering enterprise servers, storage, software, and PCs to business customers. We're seeing double-digit revenue growth in this business, too. Last quarter 6 months ahead of plan, we doubled our profits over the year prior.

         - We're a growing $7 BILLION IT AND PROFESSIONAL SERVICES ORGANIZATION. In Q3, our consulting revenues were up 46% and we added 600 new consultants to our practice. And as many of you know, we've made a public commitment to continue to grow this business aggressively.

         - Finally, we're THE WORLD'S BIGGEST CONSUMER IT COMPANY, approaching $15B, occupying 10% of all retail shelf space. We've been growing our consumer business at a healthy 30%+ clip all year.

         - It's important to note that our long-standing global presence ... in more than 160 countries ... is a big competitive advantage. We have deep roots and established relationships across the major geographies ... and last quarter we reported balanced performance across all regions of the world.

         An example, in Q3, revenue from outside the United States rose 16 percent ... 19 percent in local currency ... to $6.5 billion.

         So, we're making solid progress in growing our core business.

         2. Now, to our second goal: STREAMLINING OUR DECENTRALIZED OPERATING MODEL to achieve new growth opportunities.

         Again, we are well along in making this real.

         We've restructured the business so as to no longer operate as a group of independent silo businesses ... with 87 separate P&Ls ... to create a more focused business, with customer-facing organizations dedicated to serving our business and consumer customers ... and product-generation organizations aimed at creating world-class products and technologies.

         Our customer-facing and product generation organizations share internal goals and metrics ... to ensure they're equally driven to deliver the solutions our customers want and achieve desired shareowner returns.

         In terms of reducing infrastructure costs, we are 30% ahead of our stated goal of taking more than a $1 billion out of our infrastructure spending.

         For example, we've streamlined our HR function by delivering many of our HR and benefits programs online through a new employee portal ... a great example of us using our e-services strategy inside to help our employees navigate and manage their work and personal lives to the fullest ... and at the same time, streamlining our own operations and reducing costs.

         3. Our third goal ... was to IMPLEMENT A TOTAL CUSTOMER EXPERIENCE.

         Superdome, our new high-end Unix server unveiled in September, is a terrific example of delivering on our total customer experience objectives. It's designed to be a complete customer solution ... flexible, scalable, reliable, open, and engineered for an always-on, always-connected world.

         Superdome represents a radically different way of going to market at HP -- and frankly in the industry -- that's why it's one of my favorite examples of the new HP in action ...

         It represents a truly collaborative cross-HP effort to deliver on the total customer experience ... from our reps and technicians in the field ... to our chip designers ... to our labs ... to our manufacturing and product development teams.

         For the SuperDome customer, we deliver everything from upfront systems assessment ... to the system design, tuning and integration ... to installation
 ... to customized service and support offerings to manage and monitor systems performance over time ... all from a single point of contact.

         4. Goal four ... was to TAKE ADVANTAGE OF OUR STRONG BALANCE SHEET, which I'll talk about in more detail in a moment when I talk about growth drivers.

         5-6. Goals five and six ... to LEVERAGE OUR MARKET POSITION to drive adoption of next-generatioN appliances, e-services and infrastructure in growth markets .... and CREATING E-SERVICES ECOSYSTEMS WITH HP AT THE CENTER ... are
well underway.

         I touched on it earlier, but last spring we announced our strategy for making printers first-class citizens of the Net, smart Internet appliances ... capable of simplifying our daily lives. We announced a wholE slew of new partnerships to deliver printing e-services ... Web-based services like stamps.com that turn your printer into your local post office ... or into a ticket office with encryptix.com ... or a newspaper delivery service with Newspaper Direct ... or a package shipping station with Fedex ... even your local print shop with mimeo.com.

         We also announced plans to introduce technology that would help make devices ... like cell phones, pagers, and PDAs ... print-capable.

         We're also leveraging our assets to create e-services ecosystems and offerings, like:

         - Ehitex ... our industry hi-tech parts trading exchange with Hitachi, Compaq, Toshiba and other heavy hitters

         - SpinCircuit ... the high-tech manufacturing and design e-services portal running on our very own e-speak technology.

         - E-utilica ... the world's first "instant service provider solution" ... a fully outsourced instant-computing solution for ASPs to purchase as a compute utility ... and to go right into business and right into revenue.

         - ResourceLink ... our online exchange that helps transfer millions of pounds of food to thousands of charities with hungry people to feed ... a classic case of transforming a market to harmonize excess supply and unmet demand.

         Now, in addressing our success in meeting goal 4... LEVERAGING OUR STRONG BALANCE SHEET TO DRIVE GROWTH ... I'm going to talk about the investments we're making in our always-on infrastructure internet business ... in our consumer business ... and finally in extending our printing franchise into the commercial printing space.

STRATEGY

         But first, let me restate our strategy ... to provide a backdrop for how our investments and actions are consistent with our strategy.

         You heard us start the discussion about Internet-based services ... e-services ... more than a year ago.

         Any process, any application, any asset can be digitized ... and delivered over the Web ... and will be.

         About services interacting with other services, dynamically, on-the-fly.

         Whole chains of transactions will be electronically brokered ... behind-the-scenes ... while you do better things with your time. This new-world is about more than achieving greater efficiency and cost reduction - this new world is about transforming processes and ultimately businesses.

         You've heard us talk about an always-on infrastructure required to support this swarm of transactions.

         And you heard us talk about the rise of millions of new information appliances - basically anything with a chip becomes a platform for the delivery of services ... an opportunity to serve customers, to drive revenue streams, to fuel growth. We believe the real promise and power for businesses and consumers lie in the linkages ... the connections ... the intersection ... of these three emerging forces. It's by understanding the relationships between them -- and leveraging our entire portfolio -- that we have the opportunity to use technology to fundamentally transform the customer experience ... to transform the value creation process ... and to transform entire industries.

         To help deliver on this strategy ... strengthening our technology executive bench, we've been strengthening our product and technology portfolio
 ... ... and investing in customer-close resources ... to enable that transformation ... and to deliver total customer solutions ... rather than just selling into single product categories or segments.

FIRST WE'VE BEEN INVESTING IN THE TEAM

         We have enormous leadership talent at HP but we've also been adding key players from other companies. Nora Denzel, Lee Caldwell, Steve Huhn, Sam Mancuso.

         We've just hired Richard DeMillo as our vice president and chief technology officer. Richard was formerly General Manager of the Internet Systems Group at Telcordia Technologies and he's held top positions at Purdue University and the National Science Foundation.

         We also hired Steve Squires as our Chief Science officer ... Steve was formerly the architect of the strategic computing and high performance computing programs at the Defense Advanced Research Projects Agency (DARPA).

         And Joel Birnbaum, our former Chief Scientist, will continue to serve as a key advisor to me. This team, along with Dick Lampman, the director of HP Labs, will form our technology council to help set and execute the company's technology agenda.

         We're investing in our technology portfolio. We've built the industry's most compelling Internet infrastructure story.

         IN THE LAST 18 MONTHS, WE'VE TURNED OVER OUR ENTIRE SERVER LINE - ALL UNIX SERVERS LOW AND HIGH, ALL NT SERVERS. I'VE BEEN CANDID A YEAR AGO THAT WE HAVE SOME BIG HOLES. I'LL BE EQUALLY CANDID NOW AND SAY, IN SERVERS ... we have the best line-up in our history, from the low-end NT servers up through high-end Unix servers witH SuperDome.

         In STORAGE ... we're leveraging our expertise in networking technology in supporting storage solutions ... whether it's Network Attached Storage or Storage Area Networks. Here we bring unique IP in the area of networking software that give us a competitive advantage, particularly in the Service Provider market where we're combining our OpenView and HP San Manager to give Service Providers the ability to manage information across their networks ... into customer environments ... and across platforms.

         And as far as STORAGE PERFORMANCE goes ... with our XP512, for example, we invented a storage solution that makes use of crossbar switch technology ... handling four times the bandwidth of our competitors (IBM, EMC) ... 6,400-megabyte/second ... and according to Gartner Group we're raising the bar and setting a new standard for the industry with this introduction. (July, 2000).

         In SOFTWARE ... we're making deep investments to create a world-class software business.

         Last week we announced plans to acquire BlueStone Software.

         We believe by adding Bluestone's highly acclaimed J2EE and XML-based web application server and tools - we're enabling customers to develop and deploy applications and services that capitalize on the emerging services-based computing model.

         Consistent with our business strategy, our software strategy is centered around the delivery of a winning software platform for e-services that drives business transformation.

         We've anchored our software strategy in three areas:

         - BEST-IN-CLASS MIDDLEWARE that leverages XML, e-speak, Changengine and other emerging web-based standards and interfaces required for services-based computing.


         - BEST-IN-CLASS SOFTWARE FOR MANAGING, MONITORING AND SECURING
INTERNET TRANSACTIONS AND INTERACTIONS ... Today, we already offer a number of category leading products ... including integrated service management (OpenView), security software (Praesidium), quality of service provisioning (WebQoS), high availability software (MC/ServiceGuard), and Internet service tracking and billing solutions (Smart Internet Usage). Bluestone's software will become the integrating platform for HP's current software offerings and will serve as the core of HP's next-generation software strategy by leveraging the combined platform's advanced XML, e-services and mobile technology capabilities.

         - Finally, we plan to CONTINUE TO BUILD AND SUPPORT A LEADERSHIP PARTNER AND APPLICATIONS PORTFOLIO ... including i2, Oracle, SAP, and BEA, to name just a few.

         Finally, in supporting the always-on Internet infrastructure ... we're aggressively growing our customer-close resources. We've exceeded our stated goals of hiring 2,000 consulting professionals into the business this year - professionals who help companies implement and integrate solutions in the areas of CRM and supply chain management. Two weeks ago, we also announced plans to hire 2,000 new sales and technical consulting professionals into the business over the next year.

         Our discussions with PwC further amplify this commitment, however, let me be very clear that the PwC acquisition is NOT about turning PWC's management and technology consulting practice into a hardware sales force for hp - it's about building a new kind of consulting practice aimed at the sweet spot of business transformation and technology implementation
- regardless of what technology is ultimately implemented.

         So, from a strategic focus ... all of these elements fit together ... servers, storage, software, services and consulting ... and through integrating them we're gaining the opportunity to leverage end-to-end Internet infrastructure solutions for all our customers ... from customers requiring simple plug and play solutions ... to those requiring fully-outsourced utility-based computing solutions ... to those in high-growth markets requiring significant transformational support.

GLOBAL CONSUMER EXPANSION

         Another growth driver comes from the global expansion of our consumer business, where we're the world's #1 consumer IT provider.

         Our appliances, such as our pocket PC and our home scanners are leaders in their emerging categories, and many of our more traditional appliance offerings are beginning to blend, and create new hybrids ... and new opportunities.

         This fall we'll be releasing four new digital cameras, two with built-in HP proprietary technology. InfoTrend (2000) recently forecast that unit shipments of digital cameras will overtake traditional film cameras by 2002 ... and so we're very excited about rolling out these products internationally.

         Our PhotoSmart printers in terms of their output are now reaching quality and durability standards found in silver halide technology ... resisting fading for up to 26 years.

         Including printers and cameras, this product group saw 329% revenue growth in Q3.

         And we aren't becoming too US-centric in our consumer growth focus. While the US Department of Commerce reported (August, 2000) that only 51% of U.S. households have computers ... the penetration numbers in major foreign markets are even smaller. So there's ample room for consumer growth in both the U.S. and worldwide ... all places where we are well-established, or growing our presence.

         Last week, Dataquest reported that on worldwide PC shipments, HP demonstrated the highest growth categories, year over year, outpacing all of our competitors.

         WE WERE THE FASTEST GROWING PC VENDOR FOR THE 4TH QUARTER IN A ROW. WE'RE THE ONLY VENDOR THIS QUARTER TO OUTGROW THE MARKET RATE AND GAIN SHARE.

         WE'RE #3 WORLDWIDE IN PCS, ON 40.2% GROWTH ... GROWING AT MORE THAN TWICE THE MARKET RATE OF 18.3%. WE'VE BEEN ABLE TO CAPITALIZE ON THE STRENGTH OF THE GROWING HOME MARKET ... AND HAVE READ THE SHIFT FROM DESKTOPS TO MOBILE.

         Specific geographic markets we see outpacing our US consumer expansion:

         1. LATIN AMERICA ... where after just 18 months in Mexico, we're already the number one home PC supplier. This quarter we're expanding into Chile and Venezuela. And as we scale up in these markets, it enables us to construct a supply chain and infrastructure to enter the Argentine and Brazilian markets.

         In ASIA ... where HP is growing at 60% ... we began selling our first PCs in China and India this year ... and have been very encouraged by a strong market reception in both places.

         We launched our Pavilion line in Japan this month, the world's second-largest consumer market. We've designed a special space-saving model, and we're also trying some customizable color configurations with our printing and imaging products there.

         This summer we formed a strategic joint venture with SoftBank to create a jointly owned and co-branded e-commerce company called hp-esell ... which just this October began taking orders in Japan. We intend to sell the full range of our consumer IT products on this site.

         In EUROPE, we're just as excited about entering GERMANY'S consumer market this fall ... the world's third-largest and the largest single European consumer market.

         Like Japan, we've built up a strong printing and imaging presence in Germany over many years. We've owned operations in Boeblingen since 1959, and we've created a significant sales and distribution machine there.

         In fact, outside North America, we're growing 147% year to date. And we're doing it the smart way, By staying focused on profitable growth.

EXTENDING INTO COMMERCIAL PRINTING MARKET

         Now to our third growth driver ... extending our expertise in digital printing and imaging systems into the commercial printing space.

         By no coincidence, this is a market that has yet to reap the transformational benefits of the digital era. And so, for us, it represents a rich growth opportunity.

         More than 96% of all printed pages are produced by commercial printers. This is a $500 billion market ... and we think we have the right capabilities to fuel and participate in the market's transformation into the digital age.

         Our strategy is really to help transform commercial printing through leveraging our expertise in digital printing to:

         -      improve color offset devices ...
         -      improve turnaround time ...

         -      reduce costs and ...
         -      enable personalization of output

         Were also working on developing a new infrastructure for this industry ... one that when extending our e-services capabilities, will automate and allow customized management of the entire commercial printing process ... from creation to printing ... over the Net.

         Out of our Barcelona group, we've invented a digital proofing solution that produces color accurate pre-press tests ... an example of extending our expertise in digital printing and imaging technology to significantly reduce costs for commercial printing customers.

INDIGO

         And last month we announced a $100M investment and a strategic alliance with Indigo N.V., a provider of high-end digital color printing systems.

         Indigo has developed a new digital inking process that bonds ink to a broad array of substrates accurately, and without bleeding. The technology works with ink particles just 1-2 microns in size. As a comparison, powder toner particles are closer to 8-10 microns in size, and don't dry instantly without heat. This process can be applied to virtually any surface. So Indigo's invention, known as ElectroInk, is very exciting for the commercial printing market ... and offers a lot of upside for us.

         As part of this strategic alliance, HP and Indigo will co-develop a family of high-end, digital color printing systems ... and HP will OEM Indigo's digital color printing products.

         This joint development effort combines Indigo's leadership in the production of Digital Offset Color printing technology ... and the collective power of the HP printing and imaging franchise, HP Labs, and HP's manufacturing, marketing and distribution capabilities.

CONCLUSION

         So, we've covered a lot of ground this afternoon.

         We talked about our progress against the initiatives we set out a year ago:

         - Growing our core franchises at a faster pace ...
         - STREAMLINING OUR BUSINESSES TO INCREASE PROFITABILITY ...
         - Delivering a "total customer experience" ...
         - Using our strong balance sheet to invest in growth opportunities ...
         - Leveraging our market position to fuel the creation of useful e-services, smart information appliances and always-on Internet infrastructure ...
         - And putting HP at the center of new e-services ecosystems.

         We're delivering on all six. And it's adding up to real growth, real value for our customers and our shareowners.

         I've said many times that taken separately, our businesses are strong in their own right. But when we put them all together, we create a powerful competitive advantage and a unique market position ...


         Now I'll stop there and answer any questions you might have.


ADDITIONAL INFORMATION AND WHERE YOU CAN FIND IT

         Assuming HP enters into an agreement regarding the proposed business combination transaction with PwC referred to above, HP intends to file with the Securities and Exchange Commission a Registration Statement on Form S-4 containing a proxy statement/prospectus regarding the proposed transaction. You are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information about HP and the proposed transaction. The definitive proxy statement/prospectus will be sent to owners of PwC firms seeking their approval of the proposed transaction. You may obtain a free copy of the definitive proxy statement/prospectus (when it is available) and other documents filed by HP with the Commission at the Commission's web site at WWW.SEC.GOV. The definitive proxy statement/prospectus and these other documents may also be obtained for free (when they are available) by owners of PwC firms by directing a request to: Hewlett-Packard Company, 3000 Hanover Street, Palo Alto, California 94304 Attention: Investor Relations, telephone:
(650) 857-1501.

         Investors and security holders of both HP and Bluestone are advised to read the proxy statement/prospectus regarding the proposed merger of HP and Bluestone when it becomes available because it will contain important information about the transaction. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by HP and Bluestone. Investors and security holders may obtain a free copy of the proxy statement/prospectus when it is available and other documents filed by HP and Bluestone with the Securities and Exchange Commission at the Securities and Exchange Commission's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained (when they are available) for free from HP by directing a request to: Hewlett-Packard Company, 3000 Hanover Street, Palo Alto, California 94304 Attention: Investor Relations, telephone: (650) 857-1501, and from Bluestone.

         Bluestone and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Bluestone's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Bluestone's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on March 24, 2000. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Bluestone.


         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.